EXHIBIT 4.08

SECOND AMENDMENT TO THE

AGREEMENT OF THE SUGARCANE SUPPLY

By this Private Instrument, the below qualified parties,

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS, joint stock company enrolled at the National Register of Corporate Taxpayers (CNPJ) under 07.628.528/0001-59, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, n° 1.309 – 5º andar, herein duly represented pursuant to its By Laws, hereinafter named “BRASILAGRO”; and

BRENCO – COMPANHIA BRASILEIRA DE ENERGIA RENOVÁVEL, joint stock company, enrolled at the National Register of Corporate Taxpayers (CNPJ) under 08.070.566/0001-00, headquartered in the city of São Paulo, State of São Paulo, at Avenida Pedroso de Moraes, n° 1.553 – 8° andar , herein duly represented pursuant to its By Laws , hereinafter named “BRENCO”;

Being BRASILAGRO and BRENCO hereinafter also referred to, jointly, as “Parties” or, individually, as “Party”;

WHEREAS

(i)	On March 13 2008, the Parties entered into the Agreement for Sugarcane Supply (“Agreement”), as amended on August 31, 2009 by the “First Amendment to the Sugarcane Supply Agreement” (“First Amendment”), the purpose of which is the supply, by BRASILAGRO to BRENCO, of the production of 2 (two) complete cycles of sugarcane crop produced in the area of approximately 3,668.71 ha (three thousand and six hundred and sixty eight hectares and seventy one centiares) of effectively plantable land existing in the rural properties object of the real state registrations 7,039, 7,615, 7,614, 7,613 and 6,968 of the Real State Registry of the District of Alto Araguaia, State of Mato Grosso, and of the real state registrations 88,84,285 and 254 of the Real State Registry of the District of Alto Taquari, State of Mato Grosso (“Properties of Alto Taquari Project” or “Fazenda Alto Taquari”);

(ii)	Pursuant to Section 1.2 (f) of the First Amendment, BRENCO shall pay to BRASILAGRO the 2009/2010 Result (as defined in the First Amendment) according to the following payment flow: the amount related to 83% of the financial result for April of 2009/2010 harvests shall be paid on 05.05.2010 and the remaining 17% paid in 4 monthly and successive installments of 4%, 4%, 4% and 5% with maturities, respectively, on 01.31.2011,02.28.2011,03. 31.2011 and 04.30.2011; the amount related to 83% of the financial result for May of 2009/2010 harvests shall be paid on 06.05.2010 and the remaining 17% paid in 4 monthly and successive installments of 4%, 4%, 4% and 5% with maturities, respectively, on 01.31.2011, 02.28.2011, 03.31.2011 and 04.30.2011, and thus successively; being certain that the amount of each of the installments of the Monthly Financial Result 09/10 (as defined in the First Amendment) shall be restated at the rate of 100% of CDI from the date in which it should have been performed, pursuant to the Agreement, each payment due by BRENCO to BRASILAGRO for the sugarcane that should be supplied in the 2009/2010 harvest should BRENCO have complied with the receipt schedule of the sugarcane for that harvest;

(iii)	The Parties agreed in establishing the amount for 2009/2010 Result, stating as base date April 30, 2010, as well as changing 2009/2010 Result payment flow set forth in the Section 1.2 (f) of the First Amendment, so that such payment is performed in one single installment falling due on June 01, 2010; and

(iv)	The Parties agreed that, from the amount of the 2009/2010 Result determined under “iii” above , shall be offset the amount of 27,000 (twenty seven thousand) tons of sugarcane seedling supplied by BRENCO to BRASILAGRO in 2008, pursuant to Section 7.1 of the Agreement, and still not paid by BRASILAGRO to BRENCO, due to the delay in the sugarcane supply flow of the Agreement;

The Parties have just and contracted this Second Amendment to the Agreement of Sugarcane Supply (“Second Amendment”), which shall be governed by the following terms and conditions:

1.	PURPOSE OF THE AMENDEMENT

1.1	By this Second Amendment, the Parties have certain and adjusted that the amount of the 2009/2010 Result, on April 30, 2010, considering the calculation assumptions established in the First Amendment, was R$ 1,610,358.00 (one million, six hundred and ten thousand and three hundred and fifty eight reais); which shall be paid by BRENCO to BRASILAGRO on June 01, 2010, plus monetary restatement at the rate of 100% of CDI from April 30, 2010 to the date of the effective payment.

1.1.1	Due to the provisions of Section 1.1 above, it is revoked, in full right, item “f” of Section 1.2 of the First Amendment.

1.1.2	The Parties agree that, from the established amount for the 2009/2010 Result in Section 1.1 above, shall be offset the amount of the 27,000 (twenty seven thousand) tons of sugarcane seedlings supplied by BRENCO to BRASILAGRO in 2008, which amounted , on April 30, 2010, to R$ 1,517,395.00 (one million, five hundred and seventeen thousand ,three hundred and ninety five reais), plus monetary restatement at the rate of 100% of CDI from April 30, 2010 to the date of the effective off set.

1.1.2.1.	With the offset referred to in Section 1.1.2 above, BRENCO shall no longer hold against BRASILAGRO the right to charge the amounts related to the sugarcane seedlings plantation supplied in 2008, as well as shall no longer perform any discount in the payment of the sugarcane price supplied in the scope of the Agreement, as offset for the supply of sugarcane seedlings in 2008; reason why BRENCO shall irrevocably and irreversibly grant, at this opportunity, the fullest and broadest settlement to BRASILAGRO regarding the obligations possibly due by BRASILAGRO for the supply of sugarcane seedlings in 2008.

1.1.3	Should BRENCO fail to comply with the payment term for the 2009/2010 Result determined in Section 1.1 above, it shall incur in fine in arrears in the amount corresponding to 15% (fifteen per cent) of the unpaid amount, plus monetary restatement by the positive variation of IGPM-FGV and interest of 1% (one per cent) per month, calculated on a “pro rata die” basis.

2.	RATIFICATIONS OF THE OTHER PROVISIONS IN THE AGREEMENT

2.1	All other provisions included in the Agreement which have not been expressly altered by this Second Amendment remain ratified.

3.	GENERAL PROVISIONS

3.1	Each of the Parties may propose changes in the contractual provisions of this Second Amendment, through new amendment to the Agreement, in written instrument, signed by both Parties, which becomes an integral part of the Agreement for all legal effects.

3.2	In case of rights and obligations arising from the Agreement and/or this Second Amendment which, for their nature, maintain their effectiveness and validity in force for a period after the termination or rescission of the Agreement, these shall survive to the termination or rescission of the Agreement, for the validity period prescribed to them.

3.3	Should any term and/or condition of this Second Amendment be stated null, invalid or unenforceable by any court, such fact shall not affect the validity, legality and enforceability of any remaining contractual provision, which shall remain in force and produce effects as if the invalidated party had never been herein included, from its execution

3.4	The tolerance or compromise, by any of the Parties, to the failure to comply with any term of this Second Amendment, shall not be considered as waiver by that Party in requiring the compliance with any other provision therein or in the Agreement, and shall not be considered as novation or tolerance for the noncompliance with any past, present or future obligation, related to the term whose noncompliance has been tolerated.

3.5	Any notice or communication from one Party to the other in relation to the execution of this Second Amendment shall be in writing, and shall be considered valid if delivered in hands with acknowledge of receipt or if remitted by fax with confirmation of receipt or registered letter with Acknowledgment of Receipt (AR), in the following addresses:

If addressed to BRASILAGRO:

Name:	Gustavo Javier Lopez
Title:	Administrative Director
C/c:	Legal Department
Address:	Av. Brigadeiro Faria Lima, n° 1.309 – 5° andar
Zip Code 01452-002 – São Paulo- SP
Fax:	(11) 3035-5366
e-mail:	gustavo.lopez@brasil-agro.com

If addressed to BRENCO:
Name:	[—]
Title:	[—]
Address:	Avenida Pedroso de Moraes, nº 1.553 – 8º andar
Zip Code 05419-001 – São Paulo, SP
Fax:	(11) 3095-2251
e-mail:	[—]

3.6	This Second Amendment constitutes obligations hereunder bind the Parties on their behalf and on behalf of their successors of any title.

3.7	The terms started in capital letters not defined in this Second Amendment have the meaning attributed to them in the Agreement.

3.8	This Second Amendment constitutes the full agreement between the Parties on its purpose and revokes any other prior understandings about it.

4.	FORUM

4.1	This Second Amendment shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil and the Parties elect the courts of the city of São Paulo, State of São Paulo, to resolve any doubts or controversies resulting from this Amendment, with the exclusion of all others, however privileged they may be.

In witness whereof, the Parties sign this instrument in 02 (two) counterparts of same content and form, in the presence of two undersigned witnesses in order to produce all legal effects.

São Paulo, May 03, 2010.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Julio Cesar de Toledo Piza President Director	André Guillaumon Operations Director

BRENCO – COMPANHIA BRASILEIRA DE ENERGIA RENOVÁVEL

[—]	[—]

Witnesses:

1.	2.
Name:	Name:
CPF:	CPF
RG:	RG:

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